UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024 (Report No. 5)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Resignation of Directors

Reference is made to a Report of Foreign Private Issuer on Form 6-K, furnished on August 6, 2024, announcing the appointment of Messrs. Zvi Joseph and Miki Korner to the Board of Directors (the “Board”) of Brenmiller Energy Ltd. (the “Company”), effective on August 14, 2024, filling vacancies that were created as a result of the resignations of two current directors. On August 13, 2024, the Company received notices from Mr. Boaz Toshav and Mr. Ziv Dekel which stated their resignation as members of the Company’s Board, effective August 14, 2024. The resignations of Mr. Boaz Toshav and Mr. Ziv Dekel were not due to any disagreements with the Company, management, the Board or any committee thereof or with respect to any matter regarding the Company’s operations, policies or practices.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 14, 2024	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer